Item 77D ? DWS Dreman Value Income Edge
Fund, Inc.

The Board of Directors has authorized the fund to invest in senior bank loans.

Investments in Senior Bank Loans

The fund may invest up to 60% of the fund?s total managed assets in senior bank loans (?Senior Loans"), including bank loan participations and assignments.

Senior Loans are portions of loans originated by banks and sold in pieces to investors. The loans are arranged through private negotiations between the borrower and a financial institution that acts as agent for the holders of a loan. The agent and the other original lenders typically have the right to (i) sell interests in their share of the loan
(participations); and/or (ii)
assign all or a portion of their interests in the loan to other participants
(assignments). When the fund acquires a Senior
Loan participation, the
fund typically will have a contractual relationship only with the lender, not with the borrower, and is therefore dependent on the lender or agent to enforce the terms of the loan. When the fund acquires a Senior Loan assignment, the fund typically will have a direct contractual relationship with the borrower and may enforce compliance by the borrower with the terms of the loan agreement. Senior Loans involve interest rate risk, liquidity risk and credit risk, including the potential default or insolvency of the borrower. The fund?s investment in Senior Loans may be prohibited or limited where Deutsche Bank or an affiliate serves in an underwriting capacity.


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